                                                                       EXHIBIT 5

                          GLOBAL-TECH APPLIANCES INC.

           Quarterly Report for the Three Months ended June 30, 2001



--------------------------------------------------------------------------------
Except for historical information, certain statements contained in this quarterly report are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of these words and similar expressions are intended to identify forward looking statements. These forward looking statements are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in Global-Tech's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and the risk factors included in that Annual Report.
--------------------------------------------------------------------------------

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
           (Amounts expressed in thousands of United States dollars)

                                                                                                June 30,               March 31,
                                                                                              -------------           -----------
                                                                                                  2001                   2001
                                                                                              -------------           -----------
                                                                                               (unaudited)             (audited)
                                            ASSETS
Current assets:
   Cash and cash equivalents............................................................         $ 31,853              $ 28,489
   Short-term investments...............................................................           26,758                31,221
   Interests in joint venture...........................................................            5,799                     -
   Accounts receivable, net.............................................................            7,817                 9,390
   Deposits, prepayments and other assets...............................................            3,508                 9,160
   Inventories, net.....................................................................           15,107                14,898
                                                                                              -------------           -----------
       Total current assets.............................................................           90,842                93,158


Property, plant and equipment...........................................................           39,209                38,493
Excess of cost over book value of net assets acquired...................................            4,240                     -
Intangible assets.......................................................................            1,018                    13
Loan to a director......................................................................              384                   384
                                                                                              -------------           -----------
       Total assets.....................................................................         $135,693              $132,048
                                                                                              =============           ===========

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term bank borrowings...........................................................         $    854              $      -
   Current portion of long-term bank loans..............................................              867                 1,139
   Accounts payable.....................................................................           11,031                14,007
   Advance payments from customers......................................................               79                   184
   Accrued expenses.....................................................................            5,801                 3,737
   Income tax provision.................................................................            3,121                 3,014
                                                                                              -------------           -----------
       Total current liabilities........................................................           21,753                22,081
Long-term bank loans....................................................................              908                   908
Minority interests......................................................................            1,678                     -
                                                                                              -------------           -----------
       Total liabilities................................................................           24,339                22,989
                                                                                              =============           ===========
Shareholders' equity:
   Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000 shares
     issued as of June 30, 2001 and March 31, 2001......................................              128                   128
   Additional paid-in capital...........................................................           81,662                81,662
   Retained earnings....................................................................           34,520                32,457
   Accumulated other comprehensive deficit..............................................             (332)                 (550)
                                                                                              -------------           -----------
                                                                                                  115,978               113,697
   Less: Treasury stock, at cost........................................................           (4,624)               (4,637)
                                                                                              -------------           -----------
       Total shareholders' equity.......................................................          111,354               109,059
                                                                                              -------------           -----------
       Total liabilities and shareholders' equity.......................................         $135,693              $132,048
                                                                                              =============           ===========

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
(Amounts expressed in thousands of United States dollars, except per share data)


                                                      For the three months
                                                          ended June 30,
                                                 -------------------------------
                                                      2001             2000
                                                 -------------------------------
                                                   (unaudited)      (unaudited)

Net sales........................................     $ 23,278        $ 22,711

Cost of goods sold...............................      (18,235)        (17,887)
                                                     ---------       ---------

Gross profit.....................................        5,043           4,824

Selling, general and administrative expenses.....       (3,630)         (3,948)

Share of losses in joint venture.................          (54)              -
                                                     ---------       ---------

Operating income.................................        1,359             876

Other income, net................................          819             959
                                                     ---------       ---------

Income before income taxes.......................        2,178           1,835

Provision for income taxes.......................         (111)            (66)
                                                     ---------       ---------

Income before minority interests.................        2,067           1,769

Minority interests...............................            4               -
                                                     ---------       ---------

Net income.......................................     $  2,071        $  1,769

Net income per share.............................     $   0.17        $   0.15
                                                     =========       =========

Weighted average number of shares outstanding....       12,138          12,130
                                                     =========       =========

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                 (Amounts expressed in United States dollars)

                                                                                             For the Three Months Ended
                                                                                                       June 30,
                                                                                           -----------------------------------
                                                                                                2001              2000
                                                                                           -----------------------------------
                                                                                              (unaudited)       (unaudited)
Cash flows from operating activities:
   Income before minority interests...............................................         $     2,067       $     1,769
   Adjustments to reconcile income before minority interest to net cash provided by operating activities:
     Share of losses in joint venture.............................................                  54                 -
     Depreciation and amortization................................................               1,253               946
     Decrease (increase) in accounts receivable, net..............................               1,585            (3,037)
     Increase in deposits, prepayments and other assets...........................                (968)             (749)
     Increase in inventories......................................................                (197)           (2,400)
     (Decrease) increase in accounts payable......................................              (3,976)            3,599
     (Decrease) increase in advance payments from customers.......................                (105)                1
     Increase in accrued expenses.................................................                 339               118
     Increase in income tax provision.............................................                 108                66

                                                                                            ----------            ------
         Net cash provided by operating activities................................                 160               313
                                                                                            ----------            ------

Cash flows from investing activities:

     Purchase of short term investments...........................................              (7,161)                -
     Proceed from disposal of short-term investments..............................              11,842             7,780
     Purchases of property, plant and equipment...................................              (1,219)             (776)
     Addition to construction-in-progress.........................................                   -              (497)
     Net cash outflow in respect of the acquisition of a subsidiary...............                  (1)                -
     Decrease in loan to joint venture............................................                  34                 -

                                                                                           -----------       -----------
          Net cash provided by investing activities...............................               3,495             6,507
                                                                                           -----------       -----------

Cash flows from financing activities:

     Issuance of treasury stocks to employees.....................................                   6                60
     Repayment of short-term bank borrowings......................................                 (26)               (2)
     Repayment of long-term bank loans............................................                (271)             (300)
     Dividend paid................................................................                   -           (16,383)

                                                                                           -----------       -----------
         Net cash used in financing activities....................................                (291)          (16,625)
                                                                                           -----------       -----------

Net increase (decrease) in cash and cash equivalents..............................               3,364            (9,805)

Cash and cash equivalents at beginning of year....................................              28,489            53,647

                                                                                           -----------       -----------
Cash and cash equivalents at end of year..........................................         $    31,853       $    43,842
                                                                                           ===========       ===========

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED

     (Amounts expressed in United States dollars unless otherwise stated)


Note 1 -- GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. ("Global-Tech") have been prepared as of June 30, 2001 and for the three-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2001. These statements reflect all adjustments which are, in the opinion of management, necessary to fairly present Global-Tech's financial position as of June 30, 2001 and its results of operations and cash flows for the three months ended June 30, 2001. The results of operations for the three months ended June 30, 2001 should not be considered indicative of the results expected for the fiscal year ending March 31, 2002.

Global-Tech, formerly known as Wing Shing International Limited, is incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the "Company." The Company is a designer and manufacturer of a wide range of small household appliances. The Company's main manufacturing and warehousing operations are located in Dongguan and Shenzhen, the People's Republic of China ("China"). The Company's products are sold to customers primarily in the United States and Europe.

On April 14, 1998, the Company issued 4,200,000 common shares, par value $0.01 per share, in connection with the initial public offering of its common shares (the "IPO"). On May 7, 1998, the Company issued an additional 630,000 common shares to the underwriters of the IPO pursuant to their exercise in full of the over-allotment option granted to them by the Company.

As of December 31, 2000, the Company had repurchased an aggregate of 692,647 common shares held as treasury stock in connection with stock repurchase plans authorized by its Board of Directors.

As of December 31, 2000, the Company had issued an aggregate of 47,253 common shares in connection with stock grants under an employee stock purchase plan authorized by its Board of Directors.

Note 2 --  SUBSIDIARIES

Details of the Company's principal subsidiaries as of June 30, 2001 were as follows:


                                                                                   Percentage of
                                                         Place of                  Equity
Name of Subsidiary                                       Incorporation             Interest Held
-----------------------------------------------------    ----------------------    ----------------
Pentalpha Enterprises Limited                              Hong Kong                 100.0%

Pentalpha Hong Kong Limited                                Hong Kong                 100.0%

Kwong Lee Shun Trading Company Limited                     Hong Kong                 100.0%

Dongguan Wing Shing Electrical Products                    China                     100.0%
    Factory Company Limited

Wing Shing Products (BVI) Company Limited                  British Virgin            100.0%
                                                           Islands

Wing Shing Overseas Limited                                British Virgin            100.0%
                                                           Islands

Global-Tech USA, Inc.                                      United States             100.0%

Global Lite Array (BVI) Ltd.                               British Virgin             76.8%
                                                           Islands

Note 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements.

                          GLOBAL-TECH APPLIANCES INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                      FOR THE QUARTER ENDED JUNE 30, 2001

General

     We design and manufacture a wide range of small household appliances. Our products, all of which are manufactured in China, are sold under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Remington(R), Sunbeam(R), Vidal Sassoon(R) and West Bend(R). We manufacture over 160 different models, primarily in four product categories:

     . kitchen appliances, such as coffeemakers, breadmakers and deep fryers;

     . garment care products, such as steam irons;

     . travel products and accessories, such as travel irons; and

     . floor care products, such as upright vacuum cleaners and hand-held steam vacuum cleaners.

     We were founded in 1963 and, for most of our history, operated as a contract manufacturer of products developed by our customers. In recent years, however, we have emphasized original design manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products which we manufacture for our customers. We made this shift by forming a product design and development team consisting of engineers who focus on the development of new products. Net sales of our ODM products represented 65.1% and 49.2% of our net sales during the three months ended June 30, 2000 and June 30, 2001, respectively, with the remaining sales generated by our contract manufacturing activities. Sales of ODM products have decreased as a percentage of net sales. This trend is expected to continue in the near term because of an anticipated increase in sales of new floor care products, which are primarily contract manufactured products. We believe that the continuing transformation of our product lines from commodity-type small household appliances to product lines that more fully utilize our technological and processing capabilities will ultimately result in an overall increase in net sales. We plan to continue to explore ways of expanding our business by diversifying into new product categories with higher profit margins.

     We are a holding company and we have no business operations other than ownership of our subsidiaries. Our wholly owned subsidiaries are:

     . Wing Shing Products (BVI) Company Limited and Wing Shing Overseas
       Limited, each a British Virgin Islands corporation;

     . Pentalpha Enterprises Limited, Pentalpha Hong Kong Limited and Kwong Lee
       Shun Trading Company Limited, each a Hong Kong corporation;

     . Dongguan Wing Shing Electrical Products Factory Limited, a corporation formed under the laws of the People's Republic of China; and

     .    Global-Tech USA, Inc., a Delaware corporation.

On May 31, 2001, we acquired 76.8% of the outstanding shares of Global Lite Array (BVI) Ltd.

     Since most of our purchases and sales are denominated in U.S. dollars, our financial statements are presented in U.S. dollars, our functional currency.
Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. References to a quarterly period refer to our fiscal quarter ended on June 30; for example, 2002 quarterly period refers to the fiscal quarter ended June 30, 2001.

     Results of Operations

     The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

                                                   Three Months Ended June 30,
                                                   ---------------------------
                                                        2001           2000
                                                    ------------    ----------
Net sales.......................................       100.0%         100.0%
Cost of goods sold..............................        78.3           78.8
                                                    ------------    ----------
Gross profit....................................        21.7           21.2
Selling, general and administrative expenses....        15.6           17.4
Share of losses in joint venture................         0.2             --
                                                    ------------    ----------
Operating income................................         5.9            3.8
Other income, net...............................         3.5            4.2
                                                    ------------    ----------
Income before income taxes......................         9.4            8.0
Provision for income taxes......................         0.5            0.3
                                                    ------------    ----------
Minority interests..............................         0.0            0.0
                                                    ============    ==========
Net income......................................         8.9%           7.7%
                                                    ============    ==========

Three Months ended June 30, 2001 Compared with Three Months ended June 30, 2000

     Net sales. Our net sales consist of our gross invoiced sales less discounts and returns. Net sales for the 2002 quarterly period were $23.3 million as compared to $22.7 million in the 2001 quarterly period. The increase in net sales for the quarter reflects our successful efforts in increasing sales of new floor care products. We believe that the increase in net sales attributable to new sales of floor care products will continue in the short term and could offset an expected decrease in sales of kitchen and garment care products.

     We consider manufacturing floor care products to be the first step in our strategy to diversify and transform a portion of our manufacturing capability from relatively simple, commodity-type products to more advanced new product categories with higher profit margins. We plan to continue and expand this diversification program with the introduction of additional new products later in fiscal 2002 that will be manufactured at our recently expanded main factory facility. We believe that sales in these product categories will, because of their potentially higher profit margins, help sustain and support further growth and offset anticipated weakness in commodity-type product sales. We also have concentrated on forming close relationships with large, brand-name customers to supply their products which has resulted in new sales volume. We have formed such a relationship with Royal Appliance Mfg. Co. for whom we currently manufacture floor care products. We made approximately $24.9 million in new vacuum cleaner sales to Royal in fiscal 2001, and we anticipate that they will be a major customer for us in fiscal 2002.

     Net sales consist primarily of sales in our four major product categories: kitchen appliances, garment care products, travel products and accessories and floor care products. While we exited the personal, beauty and health care product category at the end of fiscal 2001, we continued to sell some of these products to Helen of Troy Limited as an accommodation in the 2002 quarterly period. Sales in each product category for the 2002 quarterly period as compared to the 2001 quarterly period were as follows:

     . sales of kitchen appliances decreased to $10.4 million, or 44.8% of net sales, from $11.8 million, or 52.4% of net sales;

     . sales of personal, beauty and health care products decreased to $670,000, or 2.9% of net sales, from $1.2 million, or 5.2% of net sales;

     . sales of garment care products decreased to $2.7 million, or 11.7% of net sales, as compared to $4.4 million, or 19.6% of net sales;

     . sales of travel products decreased to $352,000, or 1.5% of net sales, from $991,000, or 4.4% of net sales;

     . sales of floor care products increased to $8.7 million, or 37.5% of net sales, from $3.7 million, or 16.3% of net sales; and

     . sales of environmental care products increased to $99,000, or 0.4% of net sales, from $40,000, or 0.2% of net sales.

     One of our major customers, Moulinex S.A., recently announced that it was seeking protection from its creditors with the Naterre Commercial Court in France. While Moulinex represented approximately 14% of our net sales in fiscal 2001, we had anticipated a decrease in net sales in the second and third quarters of fiscal 2002 as a result of softness in the global economy, particularly in Europe, which is expected to lessen the impact of any loss or decrease in sales to Moulinex. Since the future actions of Moulinex or the Naterre Commercial Court are unclear, the potential impact on us is not assessable at this time. Such actions, however, are not expected to have a material effect on our net assets. We believe that the expansion and diversification of our floor care product line and the introduction of new products, such as juicers and deep fryers, may replace any decrease in sales to Moulinex in the future as a result of Moulinex's financial difficulties.

     Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in the 2002 quarterly period was $5.0 million, or 21.7% of net sales, as compared to $4.8 million, or 21.2% of net sales, in the 2001 quarterly period. Gross profit as a percentage of net sales increased in the 2001 quarterly period primarily as a result of decreases in wages for direct and indirect labor and in the cost of consumable goods, which were partially offset by higher depreciation charges.

     Selling, general and administrative expenses. The primary components of our selling, general and administrative, or SG&A, expenses include product design and development, transportation of finished goods, salaries for our marketing and administrative personnel and professional fees and utilities. SG&A expenses in the 2002 quarterly period decreased to $3.6 million, or 15.6% of net sales, from $3.9 million, or 17.4% of net sales, in the 2001 quarterly period. The decrease in SG&A expenses is primarily due to a decrease in salaries and wages and certain administrative expenses, such as legal and professional expenses, postage and traveling and recruitment expenses. The decrease in salaries was primarily due to natural attrition of staff. Administrative expenses decreased in the 2002 quarterly period due to management's efforts to control costs. SG&A expenses as a percentage of net sales declined in the 2002 quarterly period due to the spreading of these costs over a higher level of net sales.

     The primary components of our design and development expenses include sample design, patent fees, testing charges, inspection fees and salaries for our engineers and designers. Design and development expenses were $389,000 in the 2002 quarterly period as compared to $469,000 in the same quarterly period of 2001.

     Interest expenses and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was $68,607 in the 2002 quarterly period as compared to $61,000 in the 2001 quarterly period. The increase in interest expense was due to increased borrowing requirements. Other income, net includes tooling income, interest income and non-recurring income. Other income, net was $819,000 in the 2002 quarterly period as compared to $959,000 in the 2001 quarterly period. The decrease in other income, net was primarily attributable to a decrease in interest income in the 2002 quarterly period, as we invested less of the net proceeds received from our initial public offering and cash generated from operating activities after acquiring a majority interest in Global Lite Array
(BVI) Ltd.

     Income tax. We had taxable income in Hong Kong in the 2002 and 2001 quarterly periods. The financial statements include provisions for Hong Kong profits tax of approximately $111,000 and $66,000 in the 2002 and 2001 quarterly periods, respectively. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the United States. No income tax was payable by us in China during this period because our subsidiary in China had accumulated tax losses during these periods.

     Minority interests. During the 2002 quarterly period, we acquired a controlling interest of Global Lite Array (BVI) Ltd., a flat-panel display business. Our 2002 quarterly period results included one month's operations of Global Lite Array (BVI) Ltd.

     Net income. Net income for the 2002 quarterly period was $2.1 million, or $0.17 per share, as compared to $1.8 million, or $0.15 per share, for the 2001 quarterly period.

Liquidity and Capital Resources

     Our primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. Net cash provided by operating activities during the 2002 quarterly period was approximately $160,000 as compared to approximately $313,000 during the 2001 quarterly period. This decrease was primarily due to a decrease in accounts payable and an increase in deposits, prepayments and other assets and inventories. Another source of financing for us has historically been the net proceeds raised in our initial public offering.

     At June 30, 2001, accounts receivable were $7.8 million as compared to $10.2 million at June 30, 2000. Receivables at June 30, 2001 represented 30.5 days of sales as compared to 40.8 days of sales at June 30, 2000. The decrease in accounts receivable at June 30, 2001 was attributable to a decrease in the amount of sales in June 2001. Sales were approximately $7.5 million in June 2001 as compared to $9.8 million in June 2000. The reduction of sales in June 2001 is primarily attributable to overall softness in the global economy, particularly in Europe.

     At June 30, 2001, inventories were $15.1 million compared to $20.6 million at June 30, 2000. Our inventories consist primarily of raw materials needed for future production. The decrease in inventories was primarily attributable to the lower stocking requirements for raw materials associated with manufacturing products in our personal, beauty and health care product category. We decided to exit this product category at the end of fiscal 2001.

     On May 31, 2001, we entered into an agreement to acquire 76.8% of the outstanding shares of Global Lite Array (BVI) Ltd., which is the parent company of Lite Array, Inc. Lite Array is a California-based company involved extensively in the research, development and pre-production of inorganic and organic solid state flat-panel displays. Lite Array operates a joint venture manufacturing plant in Jiangmen, China. The transaction closed on June 28, 2001. Total consideration for our investment in Global Lite Array (BVI) Ltd. was approximately $9.8 million.

     Our outstanding capital commitments of approximately $2.8 million as of June 30, 2001 included commitments for the expansion of the Dongguan facility and the purchase of machinery and equipment. We have completed expansion of the physical space of the Dongguan facility to 1.85 million square feet. We do not, however, expect to complete the entire infrastructure or purchase all the equipment that will ultimately be required until our order flow warrants the additional capacity. We expect to incur $3.0 million in capital expenses for further expansion of the Dongguan facility in fiscal 2002, of which approximately $300,000 was committed as of June 30, 2001. We anticipate spending approximately $3.0 million in fiscal 2002 for the purchase of machinery, tooling and equipment, of which approximately $2.5 million was committed during the 2002 quarterly period.

     We finance our operations and capital expenditures primarily from cash flows from operations, proceeds from our initial public offering and borrowings. As of June 30, 2001, we had bank credit facilities with an aggregate credit line of approximately $31.9 million, of which we had outstanding $908,000 in long-term debt (excluding the current portion) and $1.7 million in short-term debt (including the current portion of long-term debt). The aggregate monthly payment on all this indebtedness was approximately $90,333 as of June 30, 2001.

     Our revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. have an aggregate facilities limit of approximately $31.9 million as of June 30, 2001, bearing interest at floating commercial bank lending rates in Hong Kong that ranged from 7.25% to 8.25% per annum as of June 30, 2001. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time and were $854,000 as of June 30, 2001. Our outstanding borrowings vary according to our seasonal working capital requirements. As of June 30, 2001, the amount utilized for overdrafts, bank loans, guarantees and letters of credit under our bank facilities was $4.1 million.

     As of June 30, 2001, our long term-debt consisted of five term loans with an aggregate outstanding amount of $1.8 million (including the current portion of long-term debt), of which approximately $1.8 million was provided by Standard Chartered Bank under the revolving credit facility to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates currently ranging from 6.25% to 10.00% per annum and mature on various dates through the year 2004. All of these loans are payable in monthly installments which were approximately $90,300 as of June 30, 2001.

     We anticipate that cash generated from operating activities should be adequate to satisfy our capital requirements for at least 18 to 24 months. We have in the past considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

     Inflation. During 2000 and the first three months of 2001, the rate of inflation in Hong Kong has ranged from approximately -4.5% to -1.1% per year (approximately -3.8% during 2000) and the average rate of inflation in China has ranged from approximately -1.2% to 1.5% per year (approximately -0.4% during 2000). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

     Currency and Exchange Rates. Our functional currency is the U.S. dollar. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar. We have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions.